NEWS RELEASE


                                                   FOR IMMEDIATE RELEASE

          FROM:   Dynamics Corporation of America
                  475 Steamboat Road
                  Greenwich, Connecticut  06830-7197

                  Contact:  Henry V. Kensing
                            (203) 869-3211

                 WHX Offer For Dynamics Corporation of
                        America Preliminarily Enjoined

               Greenwich, Connecticut -- April 29, 1997 --
          Dynamics Corporation of America (NYSE:DYA) announced today that Judge Gerard L. Goettel of the United States District Court for the District of Connecticut has issued a preliminary injunction against WHX Corporation in connection with its tender offer for up to 649,000 shares of Dynamics common stock. WHX was ordered to make further and complete disclosures on certain issues and to extend the tender offer, which is presently scheduled to expire at 12:00 midnight tonight, for an additional 20 days.

                  Dynamics Corporation of America is a
          diversified company which manufactures electronic components, mobile vans and transportable shelters for specialized electronic and medical diagnostic equipment, portable electric housewares and commercial appliances, air distribution equipment, specialized air-conditioning equipment and generator sets. The Company currently holds a 44.1% stake in CTS Corporation, an Indiana corporation headquartered in Elkhart whose shares are listed on the New York Stock Exchange (NYSE: CTS) and which manufactures electronic and electromechanical components for the automotive, data processing, communications equipment, instruments and controls, defense and aerospace and consumer electronic markets.

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